As filed with the Securities and Exchange Commission on December 6, 2004

                                FILE NO. 70-10251

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


`
                         COMMENTS OF HARBERT DISTRESSED
                                   INVESTMENT
                                MASTER FUND, LTD.
                               REGARDING FORM U-1

                       AND DECLARATION OF ALLEGHENY ENERGY

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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                 Harbert Distressed Investment Master Fund, Ltd.
                             c/o 555 Madison Avenue
                                   16th Floor
                               New York, NY 10022

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      The Commission is requested to send copies of all notices, orders and communications in connection with this matter to:

                             Mark F. Sundback
                             Kenneth L. Wiseman
                             Gloria J. Halstead
                             Andrews Kurth LLP
                             1701 Pennsylvania Avenue, N.W., Suite 300
                             Washington, D.C. 20006

           COMMENTS OF HARBERT DISTRESSED INVESTMENT MASTER FUND, LTD.

     On September 21, 2004, Allegheny Energy, Inc. ("AYE") and Allegheny Energy Supply Company LLC ("Supply") (collectively, the "Applicants") filed a Declaration/Application ("Application") seeking a variety of authorizations from the Commission under the Public Utility Holding Company Act of 1935 (the "Act" or "PUHCA"). The authorizations would allow the Applicants significant discretion to undertake numerous financing transactions for nearly three years, until September 30, 2007, and may involve the operating utility subsidiaries of AYE, namely West Penn Power, Monongahela Power and Potomac Edison (the "Operating Utilities").

                                   I. SUMMARY

A.   The Problem

     The Commission is presented with a stark choice. On the one hand the Commission can take the pro-active steps requested below to stop any further expansion of liability and harm that captive retail ratepayers of and investors in the Operating Utilities already have been exposed to, as Applicants continue their attempt to resuscitate Supply from a series of catastrophic mistakes. If the Commission implements this relief, which allows Supply to seek financing independently, without leaning on the Operating Utilities and AYE, then retail ratepayers of and shareholders in the Operating Utilities can be shielded from the worst consequences of a Supply bankruptcy.

     On the other hand, granting the authority requested by Applicants invites even greater compromising of the Operating Utilities' financial viability. This Commission thus faces a very serious decision. A year from now market participants may look back and conclude the Commission protected retail ratepayers of and investors in the Operating Utilities. Or, despite clear warning signs, it may appear that the Commission adopted a hands off approach based upon aspirations, not facts, which resulted in the type of severe harm to retail ratepayers and investors the Act was intended to prevent.

     The credit quality of AYE and the Operating Utilities has diminished because of problems in the merchant generation and marketing operations of Supply. Even on a pro forma basis excluding the Supply debt, as of September 30, 2004 the Operating Utilities and the holding company together have weak financial ratios compared to their peers and PUHCA yardsticks(1), with large amounts of maturing debt, and significant exposures to commodity and regulatory risk. Cash flow and equity value of AYE and the Operating Utilities are being diverted to support staggering losses and deteriorating equity levels at the unregulated business. At bottom, as Applicants admit, the continuing liquidity drain has only one cause: Supply. Huge reductions in equity value resulting from unregulated operations occurred in almost every quarter since this Commission originally granted Allegheny waiver of the 30% equity capitalization threshold, up to and including a loss of $376 million in the most recent quarter ended September 2004.

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1    Even if Supply were to be  deconsolidated  from AYE, Harbert estimates that as of September 30, 2004 the holding company and Operating Utilities would have equity of only about 25%. All the Operating Utilities are rated sub-investment grade by Standard & Poors and Moody's. The "Risk Factors" in the November 2004 Prospectus for Potomac Edison First Mortgage Bonds include multiple references to its inability to pass through all purchased power and transmission costs to retail customers, including amounts paid to Supply.

     Applicants fail to acknowledge the continued financial, operating and regulatory risks facing Applicants and overstate the impact of possible improvements. While acknowledging the serious circumstances Allegheny faced in 2002, the Application proceeds to assert - erroneously - that Allegheny has "reversed this situation fundamentally" placing operations "on a steady course to return to full financial health and compliance with the Commission's benchmark 30 percent common equity requirement." Application at pp. 2-3. This assertion is wrong on many counts. The equity component of the Applicants' capital structure has been getting thinner - not thicker - since the full impact of the financial crisis facing the company became apparent. The "steady course" pursued by Applicant continues to be based upon:

     (a) sales of assets, many still pending and highly conditional, that would, if consummated, permit debt reduction but at valuations that have materially impaired AYE's nominal dollar equity and the share of equity as a percentage of its capitalization;

     (b) aspirational goals for plant operating improvements, in contrast to the hard reality of recent serious operational failures;

     (c) burdening the Operating Utilities' customers, cash flow and equity value to support Supply's liquidity needs, including potential fuel increases, potential penalties for violations of environmental regulations and future environmental capital expenditures;

     (d) projected cost reductions in "outside services" at a time when Applicants continue to fail to resolve independent auditors' concerns voiced for two years that financial control weaknesses persist;

     (e) dependence on the absence of volatility in AYE's stock price to presume mandatory conversion of holding company debt; and

     (f) reliance on unusually aggressive debt markets and low interest rates to provide continued access to debt on attractive terms, much at floating rates.

None of these strategies address the fundamental cause of the huge burden facing AYE, namely Supply.

     As to the assertion that the Applicants are on course to satisfy "the Commission's benchmark 30 percent common equity requirement," Supply's equity cushion continued to shrink from 19% to 10% over the nine months ending September 2004 (about two years after the first events which required this agency's waiver of the 30% threshold) and its demands for support from its affiliates have increased rather than abated. The Supply equity ratio would reach only 15% even if AYE closes, as it hopes to, several additional lifeline transactions for Supply, after adjusting for the downstreaming of proceeds of an AYE October equity issue into Supply to prepay Supply's debt (instead of providing liquidity at AYE for maturing short term holding company debt). On a consolidated basis for all of AYE, by incorporating into the September 30, 2004 balance sheet the announced transactions to date and assuming an additional $100 million in proceeds (with no further writedown) for sale of the as yet unsold Enron peaking units, Harbert estimates that equity will be only about 23% of capitalization even assuming all cash is used to prepay debt and no cash is used for other purposes.

     For AYE to reach 30% equity on a consolidated basis by the end of 2005 Applicants would need to: sell enough additional assets at prices which do not create book losses and which raise proceeds to reduce debt by another $1.3 billion; or increase equity by $400 million to prepay debt either from cash from an issuance of common equity or from 2005 net income and operating cash flow after capital expenditures. The foregoing alternatives for reaching a 30% equity threshold by the end of 2005 are implausible. Supply has sold its material non-core assets and a sale of its core assets is not likely to occur at valuations which will thicken the proportion of capitalization attributable to equity because such assets are committed to POLR supply and require large environmental capital expenditures. Net income and cash flows at the Operating Utilities and Supply are not expected to improve considerably over the next two years absent dramatic operational improvements: power prices for most of Supply's output are fixed and Supply's expenses (e.g., operational costs and emission allowances) and capital expenditures remain highly volatile.

     Banking on the Applicants' ability to achieve a 30% equity level is not prudent. Applicants have failed to improve consolidated equity levels to date; relied on consummating speculative near term transactions for equity enhancement; since August 2002 have lacked adequate financial controls required to prepare reliable projections; and face serious near term business risks.

     The Applicants seek greater flexibility and absence of Commission oversight, as though Applicants' problems over the past three years have arisen because management lacked sufficient latitude. Just the contrary is true, however: the serious problems at Supply have arisen because the management of Applicants squandered on merchant generation and trading transactions the strengths derived from the Operating Utilities. Applicants' actions indicate that left to its own devices, AYE (as it observed earlier this year) "will seek, consistent with regulatory constraints, to manage its business lines as an integrated whole. Implementing this strategy will be a significant challenge, in part, because of the continuing legacy of past transactions that have negatively affected Allegheny's operations and financial condition." Allegheny Energy Inc. Form 10-Q (January 23, 2004) at 36-37.

     Harbert Distressed Investment Master Fund, Ltd ("Harbert") invests in securities of various companies in the electric power industry, including Applicants and the Operating Utilities. Harbert seeks the protection of AYE and the Operating Utilities credit quality and access to capital. The steps outlined below in Part I.B are essential to achieve that protection. Without the affirmative action identified herein, the Commission will allow the Applicants to pursue more of the same, with potentially grave detriment to the Operating Utilities and their stakeholders.

     B.   The Solution

     The appropriate remedy is to "ring-fence" the Operating Utilities and the holding company from Supply's risks, an arrangement frequently advocated by credit rating agencies and adopted by regulators for other utilities in similar situations.(2) Ring-fencing has been described in shorthand as "shielding [the beneficiary entity's] assets from creditors in any future bankruptcy proceeding."(3) The Operating Utilities, their subsidiaries and AYE should be made bankruptcy remote from the rest of the enterprise, i.e. the corporate structure and/or debt of the holding company and the Operating Utilities should be modified to eliminate the potential for defaults which can be triggered by events at Supply or changes in the financial condition or financial statements of Supply; Supply and AYE and the Operating Utilities should each appoint non-overlapping independent directors; and the corporate organizational documents of AYE and the Operating Utilities should covenant that so long as they are solvent they will not voluntarily file for bankruptcy due to a Supply bankruptcy. In addition, to avoid retail ratepayer subsidization of unregulated losses and capital costs of environmental compliance at unregulated assets, any new commercial contracts or amendments to existing contracts to which Supply and any of its rate-regulated affiliates are parties should be put out to the market in a competitive bid, with Supply only entering into such contracts which produce pricing, terms and conditions at least as favorable to the affiliate as those available in the market. No further funds transfers should be permitted from AYE (or its subsidiaries) to Supply or from the Operating Utilities to Supply directly or indirectly. Proceeds of securities issuances at AYE or the Operating Utilities should reduce holding company or Operating Utility debt or fund rate-regulated capital expenditures, instead of reducing Supply debt or funding unregulated investments.

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2    See e.g., Cal. v. PG&E Corp., 281 B.R. 1 (2002).

3    State of Cal.  ex rel.  Lockyer v.  FERC,  329 F.3d 700,  704-05  (9th Cir.
     2004).

     Straightforward and logical protections, consistent with ample precedent involving other financially challenged utilities, can avert increased and potentially financially crippling exposure for the Operating Utilities. If Applicants are correct in assuming Supply's ability to improve equity over time, then Supply should do so independently without further harming the Operating Utilities, and ultimately the foregoing protections can be unwound. If Applicant is incorrect and Supply files for bankruptcy, the arrangements described above will dramatically reduce the risk that the Operating Utilities and the holding company would be forced to file as well, and will prevent further commitment of resources conscripted from the Operating Utilities ratepayers and investors to a doomed rescue effort.

     Greater flexibility as requested in the Application would permit Applicants without further SEC consultation to substantially compromise the Operating Utilities in the face of an escalating financial crisis to the point where it would be too late to prevent the Operating Utilities from being bankrupted by Supply. The Application should be denied because Applicants seek greater opportunities to subsidize and sustain the losses at Supply based upon the financial strength of AYE's Operating Utilities, ultimately backstopped by the Operating Utilities' investors and retail ratepayers. The Act was not designed to protect investors in a holding company's non-utility subsidiaries. Instead, the PUHCA was enacted to protect investors in, and the retail ratepayers of, utilities from predations of affiliated, unregulated enterprises.

     Moreover, as explained below, the Applicants seem to have instituted a "one-way street" financial strategy, in which Supply enjoys the benefits of cash flow and liquidity ultimately derived from the Operating Utilities, but any free cash flow or asset sale proceeds Supply might generate prepays only its own debt. This approach is precisely backwards from the perspective of the goals to be served by the Act.

                                 II. BACKGROUND

     A.   Supply's Crisis Was Caused by Multiple Unregulated Business Failures

     Prior to 2001, AYE maintained an adequate equity component in its capital structure. However, the equity cushion collapsed following several calamitous transactions in which Supply and affiliates expanded into unregulated merchant activities at the top of the energy market bubble in 2001. Equity was drained rapidly because Supply overpaid for businesses in the merchant generation and trading field, financed these acquisitions with short term debt, botched its commodity hedging and failed to maintain financial accounting controls. These events sapped Supply's financial strength and should not further impair economical access to capital for the Operating Utilities.

     In 2001 AYE and Supply purchased Merrill Lynch's energy marketing and trading business in a transaction imposing on AYE the obligation to pay Merrill Lynch up to $604 million. See Allegheny Energy Inc. Form 10-Q (January 23, 2004) (period: 9/30/03) (hereinafter, "January 23, 2004 10-Q"). On September 24, 2002, Merrill Lynch sued AYE, alleging that AYE breached the asset purchase agreement, seeking damages in excess of $125 million; a day later, Supply responded by claiming that Merrill Lynch fraudulently induced AYE to purchase the business and had breached various representations and warranties, seeking damages in excess of $605 million, among other relief. See January 23, 2004 Form 10-Q at pp. 58-59. The claimed damages indicate the almost complete loss of value related to assets acquired from Merrill Lynch. Merrill Lynch continues to pursue the litigation against Supply, which if successful will further reduce equity in the Applicants.

     As an outgrowth of Supply's acquisition of the Merrill Lynch trading operations, Supply's trading desk entered into a series of hedges to offset risks of a large sale of power into volatile West Coast markets. These forward purchases resulted in significant negative cash flows from the summer of 2001 through 2003, see Allegheny Energy Inc., HCAR Nos. 35-27701, 70-10100, pp. 3-4, which ended only when the portfolio was sold to Goldman, Sachs. While Applicants' previous pleadings to the SEC claim the sale to Goldman, Sachs showed the "steady course" Applicants were pursuing to improve its equity levels, most of the sale proceeds were paid to third parties to terminate related hedges, resulting in less than $100 million in debt reduction, at the price of more than $500 million in equity writeoffs. All told, the West Coast contract and related forward purchase hedges have caused cash losses at Supply of more than $400 million since 2001. Allegheny Energy Inc. HCAR Nos. 35-27701, 70-10100, pp. 3-4.

     Also in 2001 Supply purchased 1700MW of peakers from Enron for about $1 billion, or almost $700/kw. But in 2003 Applicant did not sell its generating assets, such as these peakers because, according to statements to the investment community at the time, valuations from the Applicants' perspective were not attractive. It is not clear to what extent those valuations and the resulting writedowns and reductions to Supply equity were reflected in confidential projections of equity levels prepared in previous applications filed with this Commission, or in Supply's financial statements at the time. Applicants finally succeeded in mid-2004 in selling one of the peakers for about $250/kw, reducing debt by only about $175 million compared to a reduction of equity of over $650 million (pretax), providing further evidence of the "steady course" producing a collapse in shareholder equity manifest in 2003.

     By the year end 2002, according to Applicants, common stock equity had fallen below 28% of total capitalization. Allegheny Energy, Inc., 2003 SEC LEXIS 1704, HCAR Nos. 35-27701, 70-101000 (July 23, 2003) at 7 (hereinafter "July 2003
Order"). Allegheny admitted that cancellation of its St. Joseph, Indiana merchant generation project, revaluation of its merchant trading book, "together with other unusual items such as . . . net losses recorded with respect to asset sales . . . decreased Allegheny's stockholder's equity by approximately $740 million in 2002." Allegheny Energy, Inc., Form 10-Q (p.58) filed December 19, 2003. The St. Joseph merchant project, the Enron peakers, the Merrill Lynch merchant trading business plus the West Coast power contract and associated hedges all belonged to Supply.

     Supply's downward financial spiral continued in 2003. According to an AYE disclosure statement filed this year:

          The net value of AE Supply's commodity contracts decreased by $509.2 million for the nine months ended September 30, 2003, as a result of $499.1 million of unrealized losses recorded during the first nine months of 2003 which are comprised of changes in market conditions ($159.9 million), the renegotiation of CDWR contract terms ($152.2 million), the sale of energy trading portfolio and contracts ($167.3 million), the cumulative effect of the adoption of EITF 02-3 ($19.7 million), and option premium expirations of ($10.1 million) during the first nine months of 2003. For the nine months ended September 30, 2003 and 2002, AE Supply reported $451.0 million and $210.8 million, respectively, in losses from wholesale operating revenues.

Allegheny Energy Inc. Form 10-Q (January 23, 2004) (for the quarter ended September 30, 2003 ("3d quarter 2003 10-Q")).

     The annual results for 2003 for Supply's operations were dismal. "AE Supply's 2003 financial performances and cash flows have been substantially weaker than projected." Id. "AE Supply requires external funds to meet its immediate liquidity needs." Id. at 10. According to Applicants at the time, "AE Supply's common equity ratio is near 20%." Id. at 11 n.3.

B.   The Operating Utilities Are Called Upon to Rescue Supply and AYE

     In response to its missteps in the merchant generation and energy trading business, AYE needed to secure rescue financing in the first quarter of 2003 for Supply and for the regulated holding company itself. According to AYE, it,
"Supply, Monongahela, and West Penn entered into agreements (Borrowing Facilities) totaling $2,447.8 million with various credit providers to refinance and restructure the bulk of AE and . . . Supply's short term debt." Id. at 58 (emphasis added). Importantly, at this time Operating Utilities and the holding company also were in default under their own debt agreements due to the inability of the Applicants to file timely financial statements, again as a result of the turmoil at Supply, which was finally cured only when financials were completed in January 2004.

     Subsequently in 2003, the Applicants approached this Commission seeking permission to engage in additional transactions which, it was represented, could restore them to financial health. The Commission's Order in July 2003 summarized AYE's arguments on behalf of its application as follows: "Applicants are taking actions to improve their long-term financial problems . . . . Although AE Supply is in the process of selling various assets, the timing of such sales will not provide sufficient amounts soon enough to meet its immediate needs." July 2003 Order at 12. According to the Commission's July 2003 Order, the "Applicants have provided projections that show the holding company's consolidated common equity ratio returning to 30% by the end of 2005. Allegheny's new management believes that these projections are reasonably achievable through the execution of their strategic and financial plan." Id. at 24-25 (emphasis added).

     The Applicants represented that the relief they sought would not "adversely affect the Operating Companies [i.e., the Operating Utilities] and their customers." Id. at 26. The Commission granted the requested relief. In the summer of 2003, AYE sold $300 million of subordinated convertible debenture debt securities in a private placement; and proceeds were used to satisfy 2003 maturities of both AYE and Supply. The financing was issued at AYE instead of Supply, with the result that the lenders could look to the equity value of the Operating Utilities to support the loan, thereby adversely affecting the Operating Utilities given the loan's relatively high interest rate, short maturity and impact on leverage. Applicants cite this transaction as part of their "steady course" of improved equity capitalization. However, the Operating Utilities' cash flows now must support $300 million of high interest rate debt which is subject to mandatory conversion to equity only if the common stock trades above $15 for a specified period of time after June 2006, a circumstance that Applicants undoubtedly hope will occur but which represents a roll of the financial dice, not a steady course of debt reduction. Since the financial crisis in late 2002, AYE stock has only been above $15, the level at which conversion is mandatory, for less than 30 days in summer 2004 and for the past 90 days, when the cyclical Philadelphia Utility Index is approaching ten year highs.

     Notwithstanding the fact that the Applicants were granted relief by this Commission, and that they issued additional securities and executed multiple refinancings and asset sales, the capitalization structure of AYE has degenerated even further since July 2003, primarily because of Supply. According to AYE, "as of March 31, 2004, Allegheny's common equity ratio was 21.6 percent" "as reflected in Allegheny's unaudited financial statements." Form U-1/A (July 27, 2004) at p. 6. Item 2.

     The diminution in the equity cushion occurred notwithstanding the fact that the Operating Utilities were conscripted into propping up Supply. The Operating Utilities paid AYE approximately $129 million in dividends during 2002 and approximately $117 million in 2003. Allegheny Energy Inc. Form 10-K for the year ending December 31, 2003, pp. 64-65 (Item 5). In turn, AYE contributed $222 million to Supply in July and December 2003. Id. at 64.

     On October 4, 2004, AYE sold 10 million common shares at $15.15 per share in a private placement.(4) On November 2, 2004, AYE used the $150 million of stock proceeds and $50 million from "cash on hand" to repay $200 million of Supply's term loans. AYE elected to sell equity in the holding company instead of equity in Supply for a deleveraging of Supply. These equity investors therefore benefited from the support of the Operating Utilities' equity value to fund an equity investment in Supply. A press release announcing the transaction is Exhibit 1 hereto.

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4    November 5, 2004 Form 8-K, PT. III, Item 2 (p. 92).

     Debt reduction based on compromising utility investors and retail ratepayers is also illustrated in the proposed sale of Mountaineer Gas, a subsidiary of Monongahela Power, whose sale is contingent upon approval of a Mountaineer rate increase. AYE had been attempting to sell Mountaineer for at least a year, apparently without an acceptable valuation based upon existing revenues. In September 2004, Monongahela and Mountaineer petitioned the West Virginia Public Service Commission ("PSC") for authorization to transfer the stock of Mountaineer, with the purchaser's obligation to close the transaction conditioned on approval of a 10% rate increase for the benefit of the purchaser,(5) with net sale proceeds to address financial pressures on the Allegheny holding company system created by Supply. Mountaineer was purchased by AYE in 2000 for $323 million, 50% more than the sales price that will be received today, and the resulting loss on the sale reduced equity in the third quarter of 2004.

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5    Allegheny Energy Inc. Form 8-K (November 5, 2004) at p. 89.

C. A 30% Equity Cushion Will Not Be Restored In The Foreseeable Future And Liquidity Will Continue As A Problem For The Operating Utilities And The Holding Company

     The equity component continues to shrink, according to the Applicants' own disclosure materials. On a consolidated basis, the Applicants in September 2004(6) disclosed long-term debt of $5.212 billion, and equity of $1.136 billion, yielding an equity ratio of only 17.89% (or 19.83 % if all cash on hand is presumed to be used to reduce debt)(7). If the October 2004 equity issuance and cash on hand used to prepay Supply debt is reflected in this calculation the equity share of capitalization increases to only 20% -21%.(8) Even if the highly contingent asset sales are successfully consummated, the equity component at best falls within the 21-23% range.(9)

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6    Allegheny Energy Inc. Form 10-Q (November 4, 2004) at p. 9.

7 I.e., equity of $1.136 billion plus debt of $5.212 billion yields an equity proportion of long term capitalization of 17.89% ($1.136 billion / ($5.212 billion + $1.136 billion)). If cash on hand is used to reduce debt the calculation would be 18.58% or: $1.136 billion / [(5.212 billion less 0.233 billion) plus $1.136 billion].

8 I.e., prepayment of Supply's $200 million of debt by $50 million of available cash and $150 million of equity increased equity to $1.286 billion ($1.136 billion plus $150 million) and reduced debt by $200 million, to $5.012 billion, yielding an equity capitalization of 20.42% (i.e., $1.286 billion / ($5.012 billion + 1.286 billion)).

     Alternatively, if available cash (reduced by the $50 million used to prepay Supply debt in November 2004) of $183 million offsets debt, the equity component is 21.03% (i.e., $1.286 billion / [$5.012 billion minus $.183 billion plus $1.286 billion.]

9 Ohio Valley Electric Cooperative would yield $102 million of cash proceeds and $37 million of debt reduction; the Mountaineer sale would yield $141 million in cash and $87 million in debt reduction; and the peaker sale would yield $173 million in cash. All of these figures ignore transaction costs and any adjustments that might be required at closing, and thus overstate the benefits to Applicants of such sales.

     Based on the foregoing, cash on hand would increase to $599 million (i.e., $183 million (from the prior calculation) plus $102 million (OVEC) plus $141 million (Mountaineer) plus $173 million (peaker capacity)), and long term debt would be $4.888 billion (i.e., $5.012 (from the prior calculation) less $37 million (OVEC) less $87 million (Mountaineer)).

     In that circumstance, equity would represent 20.83% (i.e., $1.286 billion / ($4.888 billion plus $1.286 billion)).

     If instead available cash is used to pay off debt, the equity ratio becomes 23.07% (i.e., $1.286 billion / [$4.888 billion minus ($0.599 billion) plus $1.286 billion.]

     So something else, quite dramatic, must take place allowing Applicants to reach the 30% threshold. To reach the 30% equity threshold, AYE would either have to reduce debt by another $1.3 billion or, raise another $400 million in equity which would be used exclusively to pay down debt. Thus, AYE must (a) sell more assets (but presently AYE indicates only the last two of the ill-fated 2001 Enron peakers are for sale, yielding at most $200 million in revenue based on management's remaining targets for asset sale proceeds and perhaps further diluting equity if sold at an even worse price); or (b) issue an additional $400 million in equity which is exclusively dedicated to reducing debt; or (c) accumulate earnings of $400 million. Even these aspirations would depend upon an extraordinary run of good luck and no misfortunes, such as the operational problems Allegheny experienced this year (ignoring for the moment significant environmental expenditures detailed in Part II.D).

     Operational problems at the Supply power plants reduced equity in the amount of about $93 million in the first half of 2004, both from the costs of repairing the plants themselves, and the cost of purchasing replacement power.(10) In addition, higher maintenance, fuel costs and emission allowance prices are now being incurred by Supply, further reducing its potential net income available to increase equity through earnings. Higher market prices for power in Supply's region do not improve Supply net income materially because it has contracted at fixed prices with its affiliates for most of its output through 2008. Therefore, while coal-fired power plant owners selling into the market can capture the recognition of such increased coal and emission allowances in market revenues and improving earnings, Supply cannot expect this contribution in the foreseeable future.

----------
10   Allegheny Energy Inc., Form 10-Q (August 5, 2004) at p. 57.

     AYE's improvident prepayment of Supply's debt with a holding company equity issuance creates a near term liquidity crisis at the holding company level. Harbert believes the planned uses of asset sale proceeds(11) may not allow for sufficient cash to be generated at the holding company to meet the $300 million August 2005 maturity debt without additional borrowings under the holding company revolver. For the ten month period beginning October 2004 and ending July 2005, when the $300 million holding company debt matures, Harbert estimates only about $100 million in cash will be available at the holding company from the Operating Utilities consisting of the Operating Utilities' earnings before interest, taxes and depreciation (EBITDA) of about $500 million less regulated and holding company interest of about $200 million and Operating Utilities' capital expenditures of $200 million. Thus the cash flow from the Operating Utilities will not be close to providing for the $300 million summer 2005 maturity. D. Applicant's Plans to Further Burden Regulated Operations

----------
11 Applicant on its third quarter earnings call, in its September 30, 2004 Form 10-Q and in other materials presently posted on its website has stated that:

     (1) Applicants have targeted debt reduction and equity goals on a consolidated basis, not by separate subsidiaries;

     (2) the $275 million in asset sale proceeds and $37 million in assumed debt in the Enron units and OVEC sales, as well as any Supply operating cash flows will remain at Supply and will be used to prepay Supply debt, not to reduce holding company or Operating Utility debt; and

     (3) the Mountaineer sale proceeds and debt reduction will be used to reduce Monongahela debt but not holding company debt.

     Against this backdrop, in September 2004 West Penn Power filed with the Pennsylvania Public Utility Commission ("PUC") a request for approval of a new rate plan. The rate plan would increase the price of Provider of Last Resort support service ("POLR") for 2007-2008 which was previously established in a 1998 settlement filed with the PUC, as well as fixed rates at far higher escalating levels for an additional two year period 2009-2010, without a competitive bidding process to test whether Supply's extended POLR support supply prices may in fact be above market.

     The new plan should be scrutinized because it is not in the interests of the Operating Utilities and their residential ratepayers. Attached hereto is Exh. 2, which shows that a delay in locking in long term pricing or a solicitation in the PJM region likely would result in lower prices and better terms. If a better deal for POLR supply support is available, why should Supply be able to lean on West Penn and extract supra-market prices? The Supply - West Penn contract is not at retail and thus the PUC does not have jurisdiction to establish the applicable rates. Because the contract is between holding company affiliates, this Commission can prescribe adequate remedies.

     In contrast to the above-market POLR support contract proposed among Allegheny affiliates, a market solicitation of the POLR service for this period could be expected to result in a response from a broad universe of suppliers with investment grade credit ratings which would stand behind the prices in the contract, something Supply does not offer. Any contract amendment should be used as an opportunity to negotiate market terms to protect the regulated affiliates from a Supply rejection of the inter-affiliate wholesale contract in bankruptcy. Consistent with current market practice, Supply should be required to post collateral or provide an investment grade guarantor to back up what it claims is a "below market" contract. Otherwise it is difficult to see why an extension of the contract at this time, and increased reliance on Supply, is in the interest of the Operating Utilities' financial health. This Commission must guard against a situation in which the Operating Utilities continue to be milked to support Supply until Supply goes bankrupt, after which Supply holds the option to either bleed the Operating Utilities even further if the POLR contract in its entirety yields above market prices, or reject the POLR contracts if they would yield below market prices benefiting the Operating Utilities (which below market prices presumably were the quid pro quo of the Operating Utilities' agreements to transfer their assets to Supply).

     On May 20, 2004, the Attorney Generals of the States of New York, New Jersey and Connecticut and of the Commonwealth of Pennsylvania sent notice of their intent to sue AYE over claimed violations of the Clean Air Act ("CAA"). See Exhibit 3 hereto. The notice indicated the Attorneys General would be "willing to discuss a settlement of this matter that would achieve our goal" of "clean air." Exhibit 3 at p. 5. The letter noted that the Pennsylvania Department of Environmental Protection had contacted AYE regarding alleged CAA violations in Pennsylvania as well, and reserved the right to sue based on such grounds if agreement was not reached on those plants.

     In its communications with the investment community since receiving this notice, management estimated the cost of compliance expenditures to be about $1.3 billion.(12) Management also acknowledged that even if it is not in violation of any law, and even without rate increases, these investments would be desirable from an environmental perspective and a good economic proposition even without rate increases given the large reduction in emission allowance purchase costs that would result. As illustrated in Exhibit 5 hereto, the fact that Supply and most of its competitors in PJM have already elected to install similar equipment on large coal plants, and the rapidly rising cost to Supply of purchasing allowances in the market (estimated to be $25-150 million annually in 2005-2007) makes these expenditures, and the increase in Supply debt associated with them, a highly likely outcome, regardless of whether the CAA violations occurred.

----------
12   See Exh.4 hereto, containing excerpts from a recent AYE presentation.

     In these same discussions with investors, management has stated publicly that as a practical matter it cannot afford to make these investments without financial assistance from the Operating Utilities and their regulators and is "[i]n discussions with state . . . authorities," including with the Attorneys General. See Exh. 6. However, additional "financial assistance" should not be provided because (a) the economic terms of the original transfer of these plants from the Operating Utilities to Supply anticipated that Supply, not retail ratepayers, would bear the prospective obligation to be responsible for these environmental exposures; (b) Supply will recover the cost of the investments from increased wholesale margins, particularly by eliminating emission allowance purchases; and (c) when the POLR contracts end, Supply will have the opportunity, like all of Supply's competitors, to recover these costs through market power prices which should adjust to reflect these new environmental costs. As for the Operating Utilities, they should be given the opportunity to shop for POLR providers which have already installed this equipment and which do not require customers to provide "financial assistance".

     In a dramatic illustration of its priorities, in November 2004, at the same time Supply was in discussions to shift the burden for these costs to retail ratepayers, it elected to use a $200 million capital infusion from AYE to prepay Supply debt instead of funding these capital expenditures. The result is that the Operating Utilities will hold increased downside risk associated with fixed cost funding of Supply's environmental equipment and Supply will have the upside benefits of improved asset values on its generating plants, and the greater potential to sell emissions credits. If Supply succeeds in shifting much of the $1.3 billion in capital costs to the Operating Utilities while retaining the long term benefit of the resulting reduction in emission costs, it is conceivable that Supply will eventually have a higher credit rating than the Operating Utilities.

     Supply does not provide projections for its financial results, but Harbert estimates that Supply's next twelve months EBITDA is only barely sufficient to meet its budgeted capital expenditures and interest payments, leaving no room for unexpected surprises such as the plant failures that occurred in late 2003 or the environmental expenditures referenced above, or rising costs of emission allowances. See Exh. 7. AYE is relatively unusual among comparable companies in its inability to provide to investors guidance regarding future financial performance and attributes this in part to the ongoing struggle to address material weaknesses in its financial controls, first identified in mid-2002, more than two years ago. In a presentation to investors in February 2004, AYE acknowledged this requires "replacing about two-thirds of accounting staff in 2003-2004," which does not inspire confidence in the projections provided to the Commission. According to AYE's Form 8-K filed November 5, 2004, its independent auditor "advised Allegheny's Audit Committee that although management has made signification progress in addressing the specific control weaknesses previously identified, not all of these deficiencies have been remedied, and certain internal control material weaknesses remain." Form 8-K at p. 90. Similar language appears in the prospectus issued by one of the Operating Utilities in a prospectus dated November 15, 2004. This is a long lapse for the resolution of such a fundamental matter. The Commission is being asked to rely on projections provided confidentially by AYE in spite of this reservation on Applicants' part with respect to its financial controls.

                          III. ALLEGHENY'S APPLICATION

     The Applicants justify the relief requested in their Application as simply an effort to clean up "an intricate system of requirements whose complexity does not serve the interests of either the Applicants or the Commission." Application at 3. Conspicuously absent from that statement is any acknowledgement of the interests of investors and retail ratepayers, as well as the interests of the Operating Utilities, which are the interests the Act must protect. Significantly, the Application provides the vague guidance that proceeds from financings contemplated by the authorization, inter alia, "will be used for general corporate purposes . . . of the Allegheny System, [and] for the . . . retirement, and redemption of securities previously issued by Allegheny or its subsidiaries . . . ." Id. at p. 3. Among the authorizations requested is that:

     AYE be authorized to issue and sell additional securities, and the Applicants be allowed to issue and sell certain preferred securities, through special purpose entities up to $1.55 billion.

     Applicants be allowed to issue and sell all types of debt and AYE and the Operating Utilities be allowed to issue short term debt for, inter alia, "general corporate purposes."

     Applicants  and  the   Operating   Utilities  be  allowed  to  "enter  into
          guarantees, letters of credit . . . or otherwise provide credit support and guarantees of contractual obligations with respect to the obligations of direct and indirect subsidiaries," up to $3 billion (Application at p. 13), including on behalf of Supply.

     "Applicants and the Non-Utility Subsidiaries [be allowed] to engage in intra-system financings . . . in an aggregate amount not to exceed $4.0 billion any time outstanding," which could of course involve Supply (id. at pp. 14-15).

Application at pp. 3-5.

                                  IV. ARGUMENT

     Applicants' request for additional discretion to issue debt, and undertake intra-corporate guarantees on behalf of, inter alia, Supply should be denied. Any authorizations issued to the Applicants should be made contingent on AYE and the Operating Utilities implementing and observing a comprehensive ring-fencing plan to protect the finances of the Operating Utilities and the holding company from additional conscription to bail out Supply. The Applicants' track record since the new management team at AYE has been in place has not materially enhanced liquidity or equity -- in fact, quite the contrary. Poor operational performance and unusually high leverage at Supply's operations has continued to consume liquidity, generate losses and reduce equity at Allegheny. In six of the past seven fiscal quarters (first quarter of 2003 through the third quarter of 2004), Supply and AYE have each recorded net losses. The exception was 25 cents per share of income reported by AYE in the first quarter of 2004, which was subsequently offset by losses of more than $2 per share for the first nine months of 2004, a level of losses higher than the first nine months of 2003.

     The results of the last three years of Allegheny operations, and the relief requested in the Application, conflict with the goals of the Act. Section 12 of the Act makes it unlawful for a registered holding company to "directly or indirectly" borrow or receive an extension of credit from a public utility company subsidiary, and makes it unlawful for a registered holding company to extend credit or lend to any company in the same holding system, in contravention of orders of this Commission issued to protect the public interest, investors or consumers. 15 U.S.C. ss. 79k(a),(b) (2004).(13) Congress intended Section 12(c) of the Act to prevent the "milking of operating companies in the interest of the controlling holding company groups" and to safeguard the working capital of the public-utility companies.(14) The Act is administered to ensure "that captive ratepayers of the holding company's public-utility subsidiaries will not be `milked' in order to satisfy the parent company's debt obligations." The Southern Co., 2000 SEC LEXIS 200 (2000) at 26. The Commission has stated that the provisions of Section 12 "require the protection of a company's  financial  integrity and the prevention of the  circumvention  of the provisions of the Act . . . ."(15) The  Application's  requested relief does not protect investors, consumers or the public interest, further extensions of credit to Supply from AYE and, indirectly, the Operating Utilities, and extensions of commercial contracts between Supply and the Operating Utilities should not be permitted.

----------
13 Rule 45 provides that no registered holding company or subsidiary company shall, directly or indirectly, lend or any manner extend its credit to or indemnify, or make any donation or capital contribution to, any company in the same holding company system, except pursuant to a declaration.

14   Eastern Utilities  Associates,  Holding Co. Act Release No. 25330 (June 13,
     1991),  citing S. Rep.  No.  621,  74th  Cong.,  1st Sess.  3434 (1935) and
     Summary Report of the FTC to the U.S. Senate Pursuant to S.R. No. 83, 70th Cong., 1st Sess. Doc. 92, Vol. 73-A, pp. 61-62.

15   Standard Power and Light Corp., 35 SEC 440, 443 (Nov. 9, 1953).

     Section 7(d), 15 U.S.C. ss. 79g (2004), is the primary section in the Act governing the issuance of securities by registered system companies. Notably, under section 7(d), the Commission cannot approve a proposed financing if it finds, (1) that the security is not "reasonably adapted to the security structure of the declarant and other companies in the same holding-company system"; (2) that the "issue and sale of the particular security is [not] . . . necessary or appropriate to the economical and efficient operation of [the applicant's] business;" (3) the security is not reasonably adapted to the earning power of the declarant; or (4) the terms and conditions of the issue or sale of the security are detrimental "to the public interest or the interest of investors or consumers."(16) Applicants' request fails on all counts, as discussed below. The issuance of more securities without sufficient controls and protections for investors in and consumers served by the Operating Utilities, will profoundly harm these parties.

----------
16   15 U.S.C. ss. 79g (d)(1), (2), (3) and (6) (2004).

     The authorizations requested by the Applicants neither are reasonably adopted to the circumstances facing the Allegheny system nor are likely to promote efficient and economical operation of the Operating Utilities' business. Clearly the financial integrity of entities in the Allegheny family is placed at issue by Supply's problems. Nor can it be fairly said that the additional new debt incurred and the intra-Allegheny transfer payments since 2002 have not "adversely affect[ed] the Operating Companies and their customers."(17) The Operating Utilities' dividends have not gone to increasing equity value at the holding company or Operating Utility level; nor have they been paid out to public shareholders. Indeed, AYE dividends have been terminated because of Supply's problems, with serious consequences for AYE stock values.

----------
17   3d Quarter 2003 10-Q, p.26.

     It is clear that the increased debt levels the Applicants have incurred disadvantage the Operating Utilities, their investors and their customers. Higher levels of AYE leverage produce lower credit ratings and higher debt and equity costs to the holding company, which must consume the dividend dollars to cover the debt.

     A 30% equity capitalization ratio is generally recommended by the SEC. See, e.g., Pepco Holdings Inc., et al., 2002 SEC LEXIS 2004 (2002). As a result, the Commission limits common stock redemptions to ensure that the 30% equity cushion is maintained. See, e.g., Maine Yankee Atomic Power Co., 2001 SEC LEXIS 1832 at 2 (2001). The Commission thus regularly directs that a holding company seeking authority to issue debt "must maintain a capitalization ratio of at least thirty percent." See, e.g., The Southern Co., 2000 SEC LEXIS 200 (2000). The 30% equity ratio is an important milestone at least in part because it can be observed on an objective basis and can be controlled by the Company's issuance of securities. In contrast, other measures (such as interest coverage projections) are susceptible of manipulation and great uncertainty given the nature of projections. Moreover, in the unregulated merchant power industry, revenue levels are largely beyond the control of the power merchant, and can be quite volatile, making projection of coverage ratios a speculative enterprise.

     In granting requests for a capital structure with an equity ratio below 30%, the Commission stated that it "under appropriate circumstances has applied capitalization ratio standards flexibly where, for example, there was assurance that capitalization ratios would improve over the foreseeable future, and where it was in the public interest and the interest of investors and consumers that a proposed financing should be permitted to go forward."(18) Here there is no assurance that continuing down the current route will improve capitalization ratios in the foreseeable future. In fact, for 2002, 2003 and to date through 2004, equity's share of capitalization fell, both for AYE and Supply. As discussed above, Supply's margins are unlikely to improve materially in 2005 even assuming no new demands are placed on the Allegheny system (ignoring for the moment the notice the Allegheny system has received that several States' Attorneys General will sue AYE and affiliates if very substantial additional capital improvements are not undertaken). AYE's turn-around story, which depends on effective cost control, is undermined by AYE's continued acknowledgement of inadequate controls.

----------
18   Eastern  Utilities  Associates,  Holding Co. Act Release No.  24879 (May 5,
     1989) at n. 49 (citing Central Power & Light Co., 27 S.E.C. 185 (1947); Indiana Service Corp., 24 S.E.C. 463 (1946); Republic Service Corp., 23 S.E.C. 436 (1946); Alabama Power Co., 22 S.E.C. 267 (1946); Consumer's
     Power Company,  20 S.E.C.  413 (1945);  and Ohio Edison Co., 18 S.E.C.  529
     (1945)).

     Of course, AYE has claimed that there would be serious consequences to having Supply stand on its own financial feet. For instance, Supply may argue that a default by Supply on its contracts to furnish generation to the Operating Utilities will force the latter to acquire replacement power on less favorable terms. Further, AYE has argued in the past that Supply's default would impose upon the Operating Utilities debt service obligations or exposure for violations of guarantees regarding Supply's pollution control bonds. July 2003 Order, slip op. at 27-28. This argument simply highlights the Applicants' failure, in the series of refinancings that occurred over the past two years, to extricate the Operating Utilities from such exposure, and presents the question of whether Applicants have unnecessarily permitted the Operating Utilities to be taken hostage in Supply's refinancings. A domino bankruptcy of Supply and the Operating Utilities would eliminate the ability of the Operating Utilities to raise equity, and eliminate the value they previously conferred on the holding company; indeed just a Supply bankruptcy could precipitate a change in control of the Operating Utilities even if the Operating Utilities themselves do not declare bankruptcy. AYE also has referenced the impact upon services provided to the utility subsidiaries by Allegheny Energy Service Corp. Id. None of these arguments has merit.

     First, there is no assurance that granting AYE further latitude will avoid Supply's bankruptcy. Over the last 24 months book equity of Applicants has only deteriorated, as noted above. The Applicants' projected equity improvements rely excessively and recklessly on conditional asset sales, obtaining rate relief, avoiding environmental compliance costs, and a gamble regarding future common stock prices to force a conversion of AYE debt. Even assuming that forcing Supply to stand on its own without further financial support from the Operating Utilities or AYE would increase the likelihood of Supply's bankruptcy, a bankruptcy will not disrupt the physical supply of electricity as has been repeatedly demonstrated by other bankruptcies of power producers and utilities.

     Bankruptcy is not idle speculation. Supply and AYE confront difficult circumstances going forward. AYE has $300 million in debt maturing in August 2005. To address that obligation, AYE could have retained the $150 million in proceeds from its October, 2004 equity private placement, the $50 million in cash on hand, and accumulated dividends from its operating utilities (historically averaging $123 million annually), providing AYE with sufficient cash on hand to satisfy the $300 million debt obligation in August 2005. Instead, however, AYE used those funds to pay down Supply debt that was not due before August 2005. It is not clear now where AYE will obtain the $300 million to retire the debt due in August 2005, other than from still conditional asset sale transactions or new borrowings.

     As described, supra, Supply's free cash flow will not reliably satisfy the obligations necessary to meet debt service and presently budgeted capital expenditures. Any potential shortfall must be made up from some other source, which is not dependent upon the merchant generation business. In other words, the remaining operations of Supply are running hard just to stay in place. Supply cannot sustain additional financial stress.

     But that is exactly what Supply faces. As noted above, Supply must instill $1.3 billion in environmental controls or face annual emissions costs of $100 million or more. Most of its coal supply is not locked in for 2006 and beyond, and coal prices are highly volatile. Its financial controls are inadequate and it has replaced most of its accounting staff making further operating cost reductions difficult.

     At bottom, the Commission must ask how much more financial stress it is willing to let Supply place upon the holding company and the Operating Utilities. The Allegheny system's circumstances stand in stark contrast to those involving NRG, another generation and trading entity, created by Xcel Energy, Inc., a holding company that also owned traditional operating utilities. In 2002, referencing "credit and liquidity issues at NRG,"(19) Xcel acknowledged that its common equity could fall below 30 percent of capitalization for a "temporary" period, but sought to engage in financing transactions even when the equity component fell to as low as 24 percent of total capitalization.(20) Xcel further committed to satisfy the 30 percent test by July 1, 2003.(21)

----------
19   Holding Co. Act Release No. 27558 (Aug. 2, 2002) at 9.

20   As  of  March  31,  2002,   Xcel's   common  equity  was  30.8  percent  of
     capitalization. See Holding Co. Act Release No. 27558 (Aug. 2, 2002) at 7.

21   Id.

     In a November 7, 2002 order, the SEC noted NRG's "severe financial problems" leading to default on a significant portion of debt and below investment grade credit rating status.(22) The November 7, 2002 Order observed that NRG had planned its turn around based upon, inter alia, possible asset sales, canceling planned projects and increased efficiency in operations,(23) which were not successful. Xcel's attempts to resolve NRG's financial problems had caused Xcel's equity capitalization to fall to a level below the 30 percent level. Thus, Xcel sought authority from this Commission to issue new debt and guarantees to support the trading obligations of NRG Power Marketing, Inc.(24) The SEC granted Xcel's request based upon the representation that the equity component would return to 30% within 6 months.(25) However, the SEC reserved jurisdiction on other transactions so long as Xcel's equity capitalization was less than 30 percent of its total capitalization.(26)

----------
22   Holding Co. Act Release No. 27597 (Nov. 7, 2002) at 2.

23   Id. at 11 and n. 8.

24   Id. at 20, 21.

25   Id. at 39.

26   Id. at 4.

     On December 19, 2002, the SEC gave notice that Xcel sought to increase the aggregate amount of authorized securities issuances.(27) In exchange for authorization to proceed with its request, Xcel agreed, inter alia, that neither it nor any of its subsidiaries (other than NRG and its subsidiaries) would invest or commit to invest any funds in NRG and/or any EWG or FUCO, except for any amount required to honor the obligations of Xcel under a prior agreement with NRG, or any valid and binding obligation of Xcel before the time Xcel ceased to comply with the 30 percent test.(28) In other words, Xcel promised that NRG was "cut off" from any new support, subject to certain conditions.(29)

----------
27   Holding Co. Act Release No. 27624 (Dec. 19, 2002) at 2 - 8.

28   Id. at 12.

29 A tentative settlement (Tentative Settlement) was announced on March 26, 2003 among NRG, Xcel and members of NRG's major creditor constituencies, establishing a level of payments by Xcel to NRG and its creditors to settle claims of NRG and its creditors against Xcel. Subsequently as part of a plan or reorganization, Xcel entered into a settlement agreement with NRG that sheltered Xcel from prior, expansive claims exposures. On May 14, 2003, NRG petitioned for protection under Chapter 11 of the U.S. Bankruptcy Code. In a May 29, 2003 order granting Xcel's request for authorization to pay dividends out of capital and unearned surplus, the SEC found that Xcel's exposure to additional losses and charges at NRG had been effectively capped.

     While NRG and Supply both encountered difficulties in the downdraft that hit the electric generation industry in 2001, Xcel dealt with the NRG problem promptly; Supply's problems will continue to plague AYE for the foreseeable future unless this Commission acts. Xcel's period of noncompliance with the 30% equity threshold was relatively brief. In contrast, AYE will, if things go precisely as predicted, spend approximately 3 years below the 30% threshold, and that period could be longer given that events have not transpired as Allegheny has expected. It is notable that today, Xcel and its regulated utility subsidiaries are investment grade and have continued to pay common stock investors a regular dividend, in contrast to AYE for which a common dividend is not permitted under its new debt financing arrangements.

     Moreover, the NRG-Xcel experience demonstrates that as part of the meltdown in the electric industry that destabilized Pacific Gas & Electric Company, Enron, Mirant Corporation and NRG (among others), it is (1) difficult to predict volatile power prices; (2) entirely rationale to take steps to stop the subsidization of merchant generation activities; and (3) important to include in projected financial performance the possibility that unexpected adverse events will occur.

     One rational response to these problems is ring-fencing. Ring-fencing is a common technique used to protect utility operations from the consequences of affiliates' bankruptcies. It has been used recently in the instances of Pacific Gas & Electric Company, and Portland General Electric Co. ("PGE") and, as noted below, could have been used to protect the regulated utility operations of the bankrupt NorthWestern Corp. Indeed,

          Regulators are increasingly focused on `ring fencing' utilities from credit risks of holding companies and their non-utility units, Fitch Ratings said Thursday in a new report . . . .

          The Oregon Public Utility Commission's approval of Enron's 1997 acquisition of Portland General Electric is often cited as the "poster child for effective regulatory ring fencing," Fitch said. The PUC used its broad statutory authority over acquisitions to require that PGE have a minimum 48% equity ratio, limited Enron's access to PGE assets and limited the utility's ability to pay upstream dividends. "Because PGE's assets were not pledged to Enron lenders, and the utility's financial integrity remained intact, Fitch added . . . PGE was cut to BB- due to `group contagion' but that was far above Enron's D rating and the utility has(since) been upgraded to BB with a positive outlook.

          On the other hand, "Northwestern (in Montana) exemplifies a company that lacks ring-fencing of the utility" Fitch said. "Its corporate structure has often been cited by Fitch as entailing higher risk for the utility because the utility takes on the equity risk of subsidiaries and the utility's finances are intertwined with non-utility businesses..."

Electric  Power Daily  (February  27, 2004)  (reproduced  with  permission  from
Platts).

     As the Commission is aware, in the waning days of Enron's liquidity crisis, Enron obligated its wholly-owned indirect pipeline subsidiary Transwestern to enter into a $400 million loan, the proceeds of which were promptly conveyed to Enron just before Enron filed for protection of the bankruptcy courts. In Re:
Investigation of Certain Financial Data, 100 FERC P. 61,143 (2002). The result was that indirect investors in Transwestern, not protected by ring-fencing, were burdened with an additional $400 million in debt, and in exchange received only a claim on its share of a bankrupt's assets. The contrast between the impact upon the two Enron subsidiaries, PGE and Transwestern, could not be more clear.

     The proper course of action is to direct that ring fencing be instituted to protect investors in the Operating Utilities and the holding company from further demands placed upon them to help rescue Supply.

                                 V. CONCLUSION

     Before AYE makes its liquidity situation even worse; before the impacts on the Operating Utilities grow even more adverse; before failure of Supply will ensure failure of AYE and the Operating Utilities, this Commission must direct that Supply stand on its own financial feet. The Commission should direct the ring fencing of the Operating Utilities, their subsidiaries, and AYE, and not grant the Applicant's requested relief absent comprehensive protections for investors in and consumers served by the Operating Utilities.

                                       Respectfully submitted,


                                       /S/  Mark F. Sundback
                                       -------------------------
                                       Mark F. Sundback
                                       Kenneth L. Wiseman
                                       Gloria J. Halstead
                                       Andrews Kurth LLP
                                       1701 Pennsylvania Avenue, NW
                                       Suite 300
                                       Washington, D.C. 20006



          Attorneys for Harbert Distressed Investment Master Fund, Ltd.




03773.0003 #531499